EXHIBIT 3.9


                   MID-AMERICA APARTMENT COMMUNITIES, INC.

          ARTICLES OF AMENDMENT TO THE AMENDED AND RESTATED CHARTER

      Mid-America Apartment Communities, Inc., a Tennessee corporation (the "Corporation"), certifies to the Tennessee
Secretary of State that:

     FIRST: The Corporation's Board of Directors recommended an amendment (the "Amendment") to the Corporation's Amended and Restated Charter (the "Charter") to increase the number of authorized shares of the Corporation's Common Stock, $.01 par value per share (the "Common Stock") from 20 million shares to 50 million shares, to the Corporation's shareholders pursuant to a proxy statement dated October 13, 1997;

       SECOND: The Corporation's common and preferred shareholders approved the Amendment at a special shareholders meeting duly called and held pursuant to Tennessee law and the Corporation's bylaws on November 14, 1997, as reconvened following adjournment on December 12, 1997;

      THIRD: Section 6 is hereby amended by deleting the first sentence contained in Section 6 and, in its place, inserting the following:

          6. Authorized Capital Stock. The total number of shares of stock which the Corporation has authority to issue is fifty million (50,000,000) shares of Common Stock, $.01 par value per share, and twenty million (20,000,000) shares of Preferred Stock, $.01 par value per share.

      FOURTH: This Amendment shall be effective at the time the Tennessee Secretary of State accepts this Amendment for filing.

      IN WITNESS WHEREOF, MID-AMERICA APARTMENT COMMUNITIES,
INC. has caused these presents to be signed in its name and on its behalf by its Secretary on this the 15th day of December 1997.

                        MID-AMERICA APARTMENT COMMUNITIES, INC.

                        By:  /s/ Lynn A. Johnson
                        Title: Lynn A. Johnson, Secretary